Fronteer Gold Inc.
Long Canyon Project, Elko County, Nevada
Updated Technical Report and Interim Resource Estimate

23	CERTIFICATES OF AUTHORS

JAMES N. GRAY, P.GEO.

I, James N. Gray, P. Geo., do hereby certify that:

1.	I am a geologist residing at 11076 238th Street, Maple Ridge, BC and employed by Fronteer Gold, Inc., as Director, Mineral Resources .
2.	I am a graduate of the University of Waterloo, with a B.Sc. in Geology in 1985. I have practiced my profession continuously since 1985.
3.	I am a Professional Geoscientist registered in good standing with the Association of Professional Engineers and Geoscientists of British Columbia (#27022).
4.	I visited the Long Canyon project site most recently on August 31, 2010.
5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with professional associations (as deemed in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” (QP) for the purposes of NI 43-101.

6.

I was responsible for the preparation of Section 17 of the report entitled “ Updated Technical Report on the Long Canyon Project, Elko County, Nevada”, dated February 25th, 2011, (the “Technical Report”) relating to the Long Canyon property.

7.

As of December 1 5 t h , 2010, and to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading and I have read the disclosure being filed and it fairly and accurately represents the information in the Technical Report that supports the disclosure.

8.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which make the Technical Report misleading.

9.	I am not independent of the issuer applying all the tests in Section 1.5 of NI 43-101 and acknowledge that I hold securities of Fronteer Development Group, Inc. in the form of stock and stock options.
10.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.
11.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 25th day of February 2011 in Vancouver, British Columbia